IRONCLAD PERFORMANCE WEAR
                                   CORPORATION
                           2201 PARK PLACE, SUITE 101
                              EL SEGUNDO, CA 90245

                                 October 2, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:     H. Christopher Owings

         Re:      Ironclad Performance Wear Corporation
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-135288)

Ladies and Gentlemen:

         We respectfully request acceleration of the effective date of the Registration Statement on Form SB-2 (File No. 333-135288) relating to the resale of up to 27,117,720 shares of Common Stock, par value $.001 per share, of Ironclad Performance Wear Corporation, so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Monday, October 2, 2006 or as soon thereafter as possible.

         The Company acknowledges that:

         o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       IRONCLAD PERFORMANCE WEAR CORPORATION


                                       By:       /S/ THOMAS E. WALSH
                                            ------------------------------------
                                             Thomas E. Walsh
                                             Chief Financial Officer



cc:      Albert Asatoorian, Esq.